Exhibit 107

Calculation of Filing Fee Tables

Form F-1

(Form Type)

ESHALLGO INC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type(1)	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Equity	Class A Ordinary Shares, par value $0.0001	457(o)			$5,000,000	0.00015310	$765.5
Fees Previously Paid	—	—	—	—	—	—	—	—
	Total Offering Amounts					$5,000,000		$765.5
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$765.5

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.